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                                  UNITED STATES
                        SECURITIES AND EXCHANGE COMMISSION
                              Washington, D.C. 20549

                                   SCHEDULE 13D

                  Under the Securities and Exchange Act of 1934
                                (Amendment No. 6)*

                              Haverfield Corporation
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                                 (Name of Issuer)

                          Common Stock, $0.01 Par Value
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                          (Title of Class of Securities)

                                   419-411-10-3
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                                  (CUSIP Number)

                 Marc C. Krantz, Kohrman Jackson & Krantz P.L.L.,
            1375 East 9th Street, Cleveland, Ohio 44114, 216-736-7204
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             (Name, Address and Telephone Number of Person Authorized
                      to Receive Notices and Communications)

                                  April 28, 1997
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
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
                                   SCHEDULE 13D
CUSIP NO. 419-411-10-3
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1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     Richard M. Osborne Trust
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2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a) [X]
                                                                       (b) [ ]
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3    SEC USE ONLY

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4    SOURCE OF FUNDS*

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5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
     TO ITEMS 2(d) or 2(e)                                                 [ ]
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6    CITIZENSHIP OR PLACE OF ORGANIZATION
     State of Ohio
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       NUMBER OF         7    SOLE VOTING POWER

        SHARES                146,000
                         ------------------------------------------------------
     BENEFICIALLY        8    SHARED VOTING POWER

       OWNED BY
                         ------------------------------------------------------
         EACH            9    SOLE DISPOSITIVE POWER

      REPORTING               146,000
                         ------------------------------------------------------
        PERSON           10   SHARED DISPOSITIVE POWER

         WITH
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11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     146,000
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12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*[ ]
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13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     7.7%
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14   TYPE OF REPORTING PERSON*
     OO
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
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
                                   SCHEDULE 13D
CUSIP NO. 419-411-10-3
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1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     Turkey Vulture Fund XIII, Ltd.
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2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a) [X]
                                                                       (b) [ ]
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3    SEC USE ONLY

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4    SOURCE OF FUNDS*

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5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
     TO ITEMS 2(d) or 2(e)                                                 [ ]
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6    CITIZENSHIP OR PLACE OF ORGANIZATION
     State of Ohio
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       NUMBER OF         7    SOLE VOTING POWER

        SHARES                0
                         ------------------------------------------------------
     BENEFICIALLY        8    SHARED VOTING POWER

       OWNED BY
                         ------------------------------------------------------
         EACH            9    SOLE DISPOSITIVE POWER

      REPORTING               0
                         ------------------------------------------------------
        PERSON           10   SHARED DISPOSITIVE POWER

         WITH
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11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     0
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12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*[ ]
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13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     0.0%
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14   TYPE OF REPORTING PERSON*
     OO
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

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CUSIP No. 419-411-10-3

     This Amendment No. 6 to Schedule 13D Statement is jointly filed on behalf of the Richard M. Osborne Trust (the "Trust"), and Turkey Vulture Fund XIII, Ltd. (the "Fund"), for the purpose of reporting certain dispositions of common stock, par value $0.01 per share (the "Shares"), of Haverfield Corporation, an Ohio corporation ("Haverfield") by the Fund and the Trust.

Item 5 of Schedule 13D is hereby amended and supplemented as follows:

Item 5.   Interest in Securities of the Issuer.

     (a) According to the most recently available filing with the Securities and Exchange Commission by Haverfield, there are 1,906,349 Shares outstanding.

     The Trust beneficially owns 146,000 Shares, or approximately 7.7% of the
outstanding Shares.  The Fund no longer owns any Shares.   As sole trustee of
the Trust, Mr. Osborne may be deemed to beneficially own all Shares reported herein as owned by the Trust.

     (b) Mr. Osborne, as sole trustee of the Trust, has sole power to vote, or to direct the voting of, and the sole power to dispose or to direct the disposition of, the Shares owned the Trust.

     (c) Since its filing of Amendment Number 5 to the Schedule 13D Statement filed on September 12, 1996, the Fund disposed of all of its Shares in open market transactions as set forth below:


                                                   Approximate
                                                 Per Share Price
                               Number of           (Excluding
                 Date           Shares             Commissions)
                 ----         -----------        ----------------
           April 23, 1997       9,500                $24.93
           April 24, 1997       3,700                $24.80
           April 25, 1997       2,200                $24.75


Since it filing of Amendment Number 5 to the Schedule 13D Statement filed on September 12, 1996, the Trust disposed of 28,819 Shares in open market transactions as set forth below:





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CUSIP No. 419-411-10-3

                                                  Approximate
                                                 Per Share Price
                               Number of           (Excluding
                 Date           Shares             Commissions)
                 ----         -----------        ----------------
           April 28, 1997       3,700                $24.75
           April 29, 1997      16,800                $24.79
           April 30, 1997       8,319                $24.75




     (d)  Not Applicable.

     (e)  Not Applicable.

Item 7 of Schedule 13D is hereby amended and supplemented as follows:

Item 7.   Material to be Filed as Exhibits.

     Exhibit 7.9    Joint Filing Agreement


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CUSIP No. 419-411-10-3

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: May 27, 1997                          THE RICHARD M. OSBORNE TRUST

                                             By: /s/ Richard M. Osborne
                                                --------------------------
                                                Richard M. Osborne, Trustee


                                             TURKEY VULTURE FUND XIII, LTD.


                                             By: /s/ Richard M. Osborne
                                                --------------------------
                                                Richard M. Osborne, Manager




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CUSIP No. 419-411-10-3

                              Exhibit Index

     7.9  --   Agreement of Joint Filing